SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                               FORM 11-K

(Mark One)
  [ X ]          ANNUAL REPORT PURSUANT TO SECTION 15(d)
                OF THE SECURITIES EXCHANGE ACT OF 1934

               For the fiscal year ended February 28, 1997

                                   OR

  [    ]         TRANSITION REPORT PURSUANT TO SECTION 15(d)
               OF THE SECURITIES EXCHANGE ACT OF 1934

            For the transition period from ________ to ________

                        Commission File Number
                                1-6699




             Stock Purchase Plan of Robin Hood Multifoods Inc.
                            60 Columbia Way
                        Markham, Ontario L3R 0C9
                     (Full title and address of plan)



                   International Multifoods Corporation
                          33 South 6th Street
                      Minneapolis, Minnesota 55402
   (Name of issuer and address of principal executive offices of issuer)





INDEPENDENT AUDITORS' REPORT

The Savings Committee Stock Purchase Plan of Robin Hood Multifoods Inc.:


We have audited the accompanying statements of financial condition of the Stock Purchase Plan of Robin Hood Multifoods Inc. as of February 28, 1997 and February 29, 1996 and the related statements of income and changes in plan equity for each of the years in the three-year period ended February 28, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of February 28, 1997 and February 29, 1996 and the income and changes in plan equity for each of the years in the three-year period ended February 28, 1997 in conformity with generally accepted accounting principles.





/s/ KPMG Peat Marwick LLP
Minneapolis, Minnesota
May 8, 1997





STOCK PURCHASE PLAN OF
ROBIN HOOD MULTIFOODS INC.

Statements of Financial condition

February 28, 1997 and February 29, 1996
(Expressed in Canadian Dollars)


------------------------------------------------------------------------
                                                        1997        1996
------------------------------------------------------------------------
Assets

Cash (Overdraft)                                    $     32    $   (285)

Contributions receivable:
   Employee                                           55,623      52,165
   Employer                                           27,812      26,083
------------------------------------------------------------------------
                                                      83,435      78,248
Investment in shares of common stock of
   International Multifoods Corporation, at
   fair market value:
      1997 - 8,207 shares; cost $199,079
      1996 - 5,986 shares; cost $162,800             236,915     152,986
------------------------------------------------------------------------
                                                    $320,382    $230,949
------------------------------------------------------------------------

Plan Equity                                         $320,382    $230,949

------------------------------------------------------------------------

See accompanying notes to financial statements.





STOCK PURCHASE PLAN OF
ROBIN HOOD MULTIFOODS INC.

Statements of Income and Changes in Plan Equity

Years ended February 28, 1997, February 29, 1996 and February 28, 1995 (Expressed in Canadian Dollars)


----------------------------------------------------------------------------
                                              1997         1996         1995
----------------------------------------------------------------------------
Investment income:
   Cash dividends                       $   25,118   $   21,462   $   28,503
   Interest income                              82           92          104
----------------------------------------------------------------------------
                                            25,200       21,554       28,607
Increase (decrease) in unrealized
   gain/loss on investment                  47,650      (12,291)      19,826

Realized gain (loss) on withdrawals
   of common stock                         174,036      (97,364)     104,296
----------------------------------------------------------------------------
Net investment gain (loss)                 246,886      (88,101)     152,729
----------------------------------------------------------------------------
Contributions and deposits:
   Deposits by Members                     652,218      631,224      662,624
   Contributions by participating
     Employer, net of forfeitures
     on termination                        324,655      308,699      326,465
----------------------------------------------------------------------------
   Total contributions and deposits        976,873      939,923      989,089
----------------------------------------------------------------------------
Total increase in plan equity            1,223,759      851,822    1,141,818

Withdrawals:
   Cash                                      6,233        6,550        8,113
   Distributions in stock                1,128,093      838,219    1,159,792
----------------------------------------------------------------------------
   Total withdrawals                     1,134,326      844,769    1,167,905
----------------------------------------------------------------------------
Net increase (decrease) in plan equity      89,433        7,053      (26,087)

Balance of plan equity, beginning of year  230,949      223,896      249,983
----------------------------------------------------------------------------
Balance at plan equity, end of year    $   320,382   $  230,949   $  223,896
----------------------------------------------------------------------------






STOCK PURCHASE PLAN OF
ROBIN HOOD MULTIFOODS INC.

Notes to Financial Statements

February 28, 1997, February 29, 1996 and February 28, 1995


1.  Summary of Significant Accounting Policies:

The accompanying financial statements are prepared in accordance with generally accepted accounting principles in the United States. Transactions in securities are recorded on the transaction date. The investment in Common Stock of International Multifoods Corporation ("Multifoods") is stated at fair market value based on published market value.

Robin Hood Multifoods Inc. and its participating subsidiary corporations (the "Employer") pay all administrative costs of the Stock Purchase Plan of Robin Hood Multifoods Inc. (the "Plan").

On or about February 15 of each year, the unit value of the vested units or portions thereof of the Trust Fund credited to each participating employee's ("Member's") account on the date of distribution are distributed in full shares of Common Stock of Multifoods to the extent possible and the balance, if any, is paid in cash.

Realized gains or losses reflect the difference between fair market values of stock withdrawals by Members and historical cost of the shares on a first-in, first-out basis ("FIFO").


2.  Summary Description of Plan:

The plan is a voluntary investment plan intended to provide an opportunity for salaried employees of the Employer to become stockholders of Multifoods and to encourage them to invest on a regular basis. A Member may contribute monthly from 2% to 5% of regular salary to the Plan. The Employer contributes an amount equal to 50% of the Member's contribution.

Contribution of a Member, and of the Employer on behalf of the Member, are calculated and maintained in terms of shares of stock. The number of employees participating in the Plan together with the share and the share values of the participants under the Plan at February 28, 1997, February 29, 1996 and February 28, 1995 were as follows:

-----------------------------------------------------------------
                                          1997     1996      1995
-----------------------------------------------------------------
Number of employees                        275      272       280
Number of shares                         8,207    5,986     5,517
Net asset value per share:
   At cost                             $34.427  $40.221   $40.134
   At market                            39.037   38.582    40.583
-----------------------------------------------------------------

Employees' contributions are fully vested. Employer contributions become fully vested after the employee has been a Member of the Plan for three years, or upon retirement, pre-retirement death or disability, and certain other occurrences. The amounts forfeited by employees who withdraw prior to becoming fully vested are used to reduce subsequent Employer contributions.

Robin Hood Multifoods Inc. may at any time, by action of its Board of Directors, terminate the Plan or discontinue contributions with respect to any one or more participating Employers. Upon termination or discontinuance of contributions, Employer contribution amounts in Member accounts will be distributable to the Member or his or her beneficiary.

The corporations represented by the Employer are all Canadian corporations and all Members are Canadian residents. The Plan is not subject to the provisions of the United States Employee Retirement Income Security Act of 1974.


3.  Realized Gains or Losses:

Realized gains or losses resulting from withdrawals and distributions to Members of Multifoods Common Stock are as follows:

                                                        Multifoods
                                                      Common Stock
------------------------------------------------------------------
1997:
   Aggregate market value/proceeds                      $1,119,696
   Aggregate FIFO cost                                     945,660
------------------------------------------------------------------
Realized Gain                                           $  174,036
------------------------------------------------------------------

1996:
   Aggregate market value/proceeds                      $  838,219
   Aggregate FIFO cost                                     935,583
------------------------------------------------------------------
Realized Loss                                           $  (97,364)
------------------------------------------------------------------

1995:
   Aggregate market value/proceeds                      $1,159,792
   Aggregate FIFO cost                                   1,055,496
------------------------------------------------------------------
Realized Gain                                           $  104,296
------------------------------------------------------------------

4.  Income Taxes:

The Plan is not subject to U.S. or Canadian income taxes. Members are subject to Canadian income tax each year on the amount of Employer contributions to the Plan and income (including a portion of capital gains less capital losses arising and realized after December 31, 1971) from the Trust Fund allocated for the year by the trustee to their accounts, even though Employer contributions are on a contingent basis. Distributions from the Plan will be received by Members free of any further Canadian tax. If amounts are forfeited under the Plan, the Members affected will be entitled to a refund of 15 percent of the amounts contingently allocated to their accounts and previously included in their income for tax purposes.


5.  Contributions and Deposits:

Contributions and deposits for the years ended February 28, 1997, February 29, 1996 and February 28, 1995 are as follows:

------------------------------------------------------------------------
Members                                       1997       1996       1995
------------------------------------------------------------------------
Robin Hood Multifoods Inc.                $592,889   $569,937   $576,961
Multifoods Inc.                             59,329     61,287     80,957
Gourmet Bakery Inc.                              -          -      4,706
------------------------------------------------------------------------
                                          $652,218   $631,224   $662,624
------------------------------------------------------------------------


------------------------------------------------------------------------
Employer                                      1997       1996       1995
------------------------------------------------------------------------
Robin Hood Multifoods Inc.                $294,990   $279,432   $283,785
Multifoods Inc.                             29,665     29,267     40,326
Gourmet Bakery Inc.                              -          -      2,354
------------------------------------------------------------------------
                                          $324,655   $308,699   $326,465
------------------------------------------------------------------------




                                Signature

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                     STOCK PURCHASE PLAN OF
                                     ROBIN HOOD MULTIFOODS INC.




May 28, 1997                         By  /s/ Allan C. Turner
                                         Allan C. Turner
                                         Member of the Savings Committee




                              EXHIBIT INDEX

23     Consent of KPMG Peat Marwick LLP.